Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FISCAL YEAR 2013

November 14, 2013

Basis of Presentation

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2013 and 2012. CGI’s accounting policies are in accordance with International Financials Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in Section 10 – Risk Environment.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 1

Non-GAAP Measures

The reader should note that the Company reports its financial results in accordance with IFRS. However, in this MD&A, certain non-GAAP financial measures are used:

1.	Earnings before acquisition-related and integration costs, finance costs, finance income, other income, share of profit on joint venture, and income tax expense (“adjusted EBIT”);

2.	Constant currency growth;

3.	Days sales outstanding (“DSO”);

4.	Return on invested capital (“ROIC”);

5.	Return on equity (“ROE”);

6.	Net debt; and

7.	Net debt to capitalization ratio.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

A reconciliation of adjusted EBIT to its closest IFRS measure can be found on page 21. Definitions of constant currency growth, DSO, ROIC, ROE, net debt and net debt to capitalization are provided on page 9. A reconciliation of net debt to its closest IFRS measure and a discussion of DSO, ROIC, ROE and net debt to capitalization can be found on page 30.

Change in Reporting Segments

At the beginning of fiscal 2013, we revised our management reporting structure to reflect our new operating segments established following the acquisition of Logica plc (“Logica”) on August 20, 2012. This included the modification of our basis of reporting such that the revenue and profitability of our Global Infrastructure Services (“GIS”) activities were reallocated to each geographic segment. The Company is now managed through the following seven operating segments, namely: Canada; United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Central and Eastern Europe (including the Netherlands, Germany, and Belgium) (“CEE”); United Kingdom (“U.K.”); Asia Pacific (including Australia, India, the Philippines and the Middle East); and France (including Luxembourg and Morocco). This MD&A reflects the current segmentation and therefore the segmented results for the year and three months ended September 30, 2012 were retrospectively revised. Please refer to Note 27 of our audited consolidated financial statements for additional information on our segments.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 2

MD&A Objectives and Contents

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages
1. Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	5

	1.2. Vision and Strategy	6

	1.3. Competitive Environment	6

2. Highlights and Key Performance Measures	A summary of key achievements during the year and past three years’ key performance measures, and CGI’s share performance.

	2.1. Fiscal 2013 Highlights	8

	2.2. Key Performance Measures Defined	9

	2.3. Selected Yearly Information & Key Performance Measures	10

	2.4. Stock Performance	11

3. Financial Review	A discussion of year-over-year changes to operating results for the years ended September 30, 2013 and 2012, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography, by vertical market, by contract type and by service type.

	3.1. Bookings and Book-to-Bill Ratio	13

	3.2. Foreign Exchange	14

	3.3. Revenue Distribution	15

	3.4. Revenue Variation and Revenue by Segment	16

	3.5. Operating Expenses	18

	3.6. Adjusted EBIT by Segment	19

	3.7. Earnings before Income Taxes	21

	3.8. Net Earnings and Earnings Per Share (“EPS”)	22

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 3

Section	Contents	Pages
4. Liquidity	This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (days sales outstanding) and capital structure (return on equity, net debt to capitalization, and return on invested capital) are analyzed on a year-over-year basis.

	4.1. Consolidated Statements of Cash Flows	24

	4.2. Capital Resources	27

	4.3. Contractual Obligations	28

	4.4. Financial Instruments and Hedging Transactions	28

	4.5. Selected Measures of Liquidity and Capital Resources	30

	4.6. Off-Balance Sheet Financing and Guarantees	30

	4.7. Capability to Deliver Results	31

5. Fourth Quarter Results	A discussion of year-over-year changes to operating results for the three months ended September 30, 2013 and 2012, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis.

	5.1 Revenue Variation and Revenue by Segment	32

	5.2 Adjusted EBIT by Segment	35

	5.3 Net Earnings and Earnings Per Share	37

6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.	39

7. Changes in Accounting Standards	A summary of future accounting standards to be adopted.	40

8. Critical Accounting Estimates	A discussion of the estimates and judgements made in the preparation of the consolidated financial statements.	41

9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	46

10. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	10.1 Risks and Uncertainties	46

	10.2 Legal Proceedings	54

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 4

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is the fifth largest independent information technology and business process services firm in the world. CGI has approximately 68,000 employees, whom we refer to as members, worldwide. The Company’s client-proximity model provides for CGI services and solutions to be delivered in a number of ways and considering a number of factors: onsite at clients’ premises; or from any combination of onsite, near-shore and/or offshore delivery centers. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•

Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, claims processing, and document management services. Outsourcing contracts typically have terms from five to ten years.

CGI offers its end-to-end services to a focused set of industry vertical markets where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted vertical markets include the following:

•	Financial services – Helping financial institutions, including most major banks and top insurers, to reduce costs, increase efficiency and improve customer service.

•

Government – Supporting over 2,000 government organizations in reducing costs and improving the efficiency, quality and accountability of public service organizations, all while increasing citizen engagement.

•	Health – Helping more than 1,000 healthcare facilities, hospitals and departments of health implement solutions for better care, better business and better outcomes.

•

Telecommunications and utilities – Helping six of the top ten largest global telecommunications providers and eight of the top ten largest European utilities deliver new revenue streams and improve productivity and service.

•	Manufacturing, retail and distribution (“MRD”) – Enabling business transformation for more than 2,000 clients by improving efficiency and loyalty, lowering costs and boosting sustainable growth.

CGI has a wide range of proprietary business solutions which help shape opportunities and drive value for our clients and shareholders. Examples of these include Enterprise Resource Planning solutions, energy management, credit and debt collections, tax management, claims auditing and fraud detection.

We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are better able to satisfy our clients’ needs. As a measure of the scope of our ISO program, all of the legacy CGI’s business units continue to be certified and the work on harmonizing Logica’s processes to apply for the same certification is in progress.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 5

1.2. VISION AND STRATEGY

At CGI, we derive our business vision from our dream which is to create an environment in which we enjoy working together and, as owners, contribute to building a Company we can be proud of. That dream led to CGI’s vision of being a global world-class IT and BPS leader, helping its clients succeed.

Our focus on profitable growth has centered on building critical mass in key client geographies, gaining a deep knowledge of clients’ business sectors and developing specialized practices and innovative solutions.

With the IT industry rapidly maturing, and as globalization and consolidation increased, we focused on executing our “build and buy” growth strategy, expanding both through organic growth (“build”) and through acquisitions (“buy”) a strategy that we follow to this day.

CGI remains committed to the fundamentals that help all of CGI’s stakeholders succeed, and the fulfillment of CGI’s strategic objective of doubling the size of the Company.

In 2010, CGI acquired Stanley, Inc. The acquisition nearly doubled the size of CGI’s U.S. operations. In addition, the combination of talent and capabilities created further opportunity for growth in the key U.S. federal market.

Two years later, we made our largest acquisition to date, merging with the Anglo-Dutch business and technology services Company Logica. The acquisition more than doubled the number of CGI members globally and offered greater presence, service capabilities and expertise for our clients across the Americas, Europe and Asia. With this acquisition, we became the world’s fifth largest independent IT and business process services Company.

Today, with a presence in 40 countries, strong expertise in all of our target markets and a complete range of IT services, CGI is able to meet our clients’ business needs anywhere, anytime. While remaining true to our Constitution, CGI continues to adapt to best respond to changes in the IT market, the local and global business climate of clients, and to our professionals’ and shareholders’ expectations

1.3. COMPETITIVE ENVIRONMENT

As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing to deliver some or all of the services we provide.

Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor. This independence allows CGI to deliver the best-suited technology available to our clients.

CGI offers its end-to-end services to a select set of targeted vertical markets in which we have deep business and technical expertise covering 94% of global IT spend. To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical market industry knowledge and expertise are required.

Our business model is designed to listen to the needs of our clients and adapt our offerings to provide the best solutions to meet each client’s unique needs. Our client approach focuses on:

•

Local accountability: We live and work near our clients to provide a high level of responsiveness. We speak our clients’ language, understand their business environment, and collaborate with them to meet their goals and advance their business.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 6

•	Global capabilities: Our local presence is backed by an expansive global delivery network that ensures our clients have access to the best-fit 24/7 resources.

•

Quality processes: Our investment in quality frameworks and rigorous client satisfaction assessments provides for a consistent track record of on-time, on-budget delivery to minimize the uncertainty and risk of projects, enabling our clients to focus on their business objectives.

•

Committed experts: Our professionals have vast industry, business and technology expertise to help our clients. In addition, a majority of our professionals are Company owners, providing an added level of commitment to our clients’ success.

•

Practical innovation: We provide a full set of business consulting, systems integration and outsourcing services that are complemented by a strong set of IP offerings to offer creative business strategies to our clients.

CGI’s business operations are executed based on the same Management Foundation, ensuring consistency and cohesion across the world.

There are many factors involved in winning and retaining IT and BPS contracts, including the following: total cost of services; ability to deliver; track record; vertical market expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favourably with its competition with respect to all of these factors.

In summary, CGI’s competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in our targeted vertical markets covering the majority of global IT spending; a unique global delivery model, which includes industry leading delivery capabilities; a disciplined Management Foundation; and our focus on client satisfaction which is supported by our client proximity business model.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 7

2.	Highlights and Key Performance Measures

2.1. FISCAL 2013 HIGHLIGHTS

Fiscal 2013 marks the first full year of results from Logica’s businesses. Operational highlights for the year include:

•	Revenue of $10.1 billion, up 111.3%;

•	Bookings of $10.3 billion, up 99.0%;

•	Backlog of $18.7 billion, up more than $1 billion;

•	Adjusted EBIT of $1,075.6 million, up 96.7%;

•	Adjusted EBIT margin of 10.7%;

•	Net earnings of $727.7 million, or diluted EPS of $2.30, excluding acquisition-related and integration costs and net unfavorable tax adjustments;

•	Net earnings of $455.8 million, or diluted EPS of $1.44 on a GAAP basis, including acquisition-related and integration costs and net unfavorable tax adjustments;

•	Cash provided by operating activities of $671.3 million, or $2.12 per diluted share;

•	Net debt reduced by $365.4 million and repurchased 723,100 shares during the year; and

•	Return on invested capital of 11.8%.

2.1.1. Acquisition of Logica plc

On August 20, 2012, CGI completed its acquisition of Logica for 105 pence ($1.63) per ordinary share which is equivalent to a total purchase price of $2.7 billion plus the assumption of Logica’s net debt of $0.9 billion. Subsequent to August 20, 2012, our results incorporated the operations of Logica.

As announced in Q2 2013, the Company decided to stretch its integration goals increasing the annual savings target from $300 million to $375 million per year to drive additional long-term savings and EPS accretion. The one-time cost to accomplish the expanded plan had been increased from $400 million to $525 million; and the Company expects to complete the program by the end of fiscal 2014, a year earlier than planned.

Of the announced integration costs of $525.0 million, $109.7 million was expensed in fiscal 2012 while $338.4 million was expensed in the current year for a total of $448.2 million since the beginning of the program. The total future cash disbursements of approximately $213 million will cover the remaining transformation of the business processes as well as the rental payments for sites closed under the program and are comprised of a year-end provision of approximately $136 million and another $76.8 million required to complete the program.

For the first full year of results following the transaction, the Company exceeded its accretion target. As noted on page 23 the Company realized an EPS before acquisition-related and integration costs and other adjustments of $2.30 per diluted share compared to $1.50 for the previous year.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 8

2.2. KEY PERFORMANCE MEASURES DEFINED

We use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and the discussion of each indicator follow in the subsequent sections.

Profitability

•     Adjusted EBIT – is a measure of earnings before items not directly related to the cost of operations, such as financing costs, acquisition-related and integration costs and income taxes (see definition on page 2). Management believes this best reflects the profitability of our operations.

•     Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity

•     Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•     Days sales outstanding – is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days.

Growth

•     Constant currency growth – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance.

•     Backlog – represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements in effect at a point in time.

•     Book-to-bill ratio – is a measure of the proportion of the value of our contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure

•     Net debt and net debt to capitalization ratio – is a measure of our level of financial leverage net of our cash and cash equivalents, short-term investments and marketable long-term investments. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

•     Return on equity – is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth.

•     Return on invested capital – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 9

2.3. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

CGI completed its acquisition of Logica on August 20, 2012, six weeks prior to the end of fiscal 2012. The significant year-over-year changes for fiscal 2011 through fiscal 2013 are primarily attributable to this acquisition. The Company is currently executing its integration plan and expects the margins to improve further as additional cost synergies are realized.

As at and for the years ended September 30, In millions of CAD unless otherwise noted	2013	2012	2011	Change 2013 / 2012	Change 2012 / 2011
Growth
Backlog [1]	18,677	17,647	13,398	1,030	4,249
Bookings	10,310	5,180	4,875	5,130	305
Book-to-bill ratio	102.2%	108.5%	115.4%	(6.3%)	(6.9%)
Revenue	10,084.6	4,772.5	4,223.9	5,312.2	548.5
Year-over-year growth [2]	111.3%	13.0%	15.8%	98.3%	(2.8%)
Constant currency growth [2]	110.1%	12.1%	18.9%	98.0%	(6.8%)
Profitability
Adjusted EBIT [3]	1,075.6	546.7	536.3	528.9	10.4
Adjusted EBIT margin	10.7%	11.5%	12.7%	(0.8%)	(1.2%)
Net earnings	455.8	131.5	438.1	324.3	(306.6)
Net earnings margin	4.5%	2.8%	10.4%	1.7%	(7.6%)
Basic EPS (in dollars)	1.48	0.50	1.65	0.98	(1.15)
Diluted EPS (in dollars)	1.44	0.48	1.59	0.96	(1.11)
Liquidity
Cash provided by operating activities	671.3	613.3	570.0	58.0	43.3
As a % of revenue	6.7%	12.9%	13.5%	(6.2%)	(0.6%)
Days sales outstanding [4,10]	49	74	53	(25)	21
Capital structure
Net debt [5]	2,739.9	3,105.3	919.0	(365.4)	2,186.3
Net debt to capitalization ratio [6,10]	39.6%	46.5%	27.4%	(6.9%)	19.1%
Return on equity [7]	12.3%	5.0%	19.6%	7.3%	(14.6%)
Return on invested capital [8]	11.8%	11.4%	13.7%	0.4%	(2.3%)
Balance sheet
Cash and cash equivalents, bank overdraft and short-term investments	106.3	127.6	70.8	(21.3)	56.7
Total assets [10]	10,879.3	10,690.2	4,657.4	189.0	6,032.9
Long-term financial liabilities [9,10]	3,186.2	4,097.4	238.2	(911.2)	3,859.2

[1]

Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change.

[2]

Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 16 for details. The reader should note that both the year-over-year and constant currency growth rates for fiscal 2011 have not been restated as fiscal 2010 numbers under IFRS are not available.

[3]	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest IFRS measure on page 21.
[4]

Days sales outstanding are obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts assumed through the Logica acquisition.

[5]

Net debt represents the proportion of debt net of cash and cash equivalents, short-term and marketable long-term investments. It is a non-GAAP measure for which we provide the reconciliation to its closest IFRS measure on page 30.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 10

[6]

The net debt to capitalization ratio represents the proportion of debt net of cash and cash equivalents, short-term and marketable long-term investments (“net debt”) over the sum of shareholders’ equity and debt.

[7]	The return on equity ratio is calculated as the proportion of earnings for the last 12 months over the last four quarters’ average equity.
[8]

The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarters’ average invested capital, which is defined as the sum of equity and debt, less cash and cash equivalents, short-term and marketable long-term investments.

[9]	Long-term financial liabilities include the long-term portion of debt, long-term provisions, retirement benefits obligations and other long-term liabilities.
[10]	The reader should note that the figures for fiscal 2012 were restated to reflect the preliminary purchase price allocation adjustments made to the opening balance sheet of Logica.

2.4. STOCK PERFORMANCE

*	On September 20, 2013, 17.7 million CGI shares were traded on the TSX. The higher volume is likely related to CGI’s recent inclusion in the S&P/TSX 60 Index.

2.4.1. Fiscal 2013 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX 60 Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)
Open:	26.36
High:	37.82
Low:	22.33
Close:	36.15
CDN average daily trading volumes*:	1,179,354

NYSE	(US$)
Open:	26.92
High:	36.72
Low:	22.51
Close:	35.10
U.S. average daily trading volumes:	170,085

*	Includes the average daily volumes of both the TSX and alternative trading systems.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 11

2.4.2. Share Repurchase Program

On January 30, 2013, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate shares as of the close of business on January 25, 2013. The NCIB enables CGI to purchase, on the open market, up to 20,685,976 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 11, 2013 and ending on the earlier of February 10, 2014, or the date on which the Company has either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal 2013, the Company repurchased 723,100 of its Class A subordinate shares for $22.9 million at an average price of $31.63 under the current and previous NCIB. As at September 30, 2013, the Company may purchase up to an additional 20.0 million shares under the current NCIB.

2.4.3. Capital Stock and Options Outstanding (as at November 8, 2013)

277,469,091 Class A subordinate shares

33,272,767 Class B shares

19,846,975 options to purchase Class A subordinate shares

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 12

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year were $10.3 billion, representing a book-to-bill ratio of 102.2%. The breakdown of the $10.3 billion in bookings signed during the year is as follow:

Contract Type		Service Type		Segment		Vertical Markets
A. New business	46%	A. Management of IT and business functions (outsourcing)	49%	A. USA	27%	A. Manufacturing, retail & distribution	27%
B. Extensions and renewals	54%			B. NSESA	21%
				C. Canada	17%	B. Government	26%
		B. Systems integration and consulting	51%	D. France	11%	C. Financial services	23%
				E. U.K.	11%	D. Telecommunications & utilities	13%
				F. CEE	11%
				G. Asia Pacific	2%	E. Health	11%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 13

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by IFRS.

Closing foreign exchange rates

As at September 30,	2013	2012	Change
U.S. dollar	1.0285	0.9837	4.6%
Euro	1.3920	1.2646	10.1%
Indian rupee	0.0164	0.0186	(11.8%)
British pound	1.6639	1.5869	4.9%
Swedish krona	0.1604	0.1498	7.1%
Australian dollar	0.9607	1.0219	(6.0%)

Average foreign exchange rates

For the years ended September 30,	2013	2012	Change
U.S. dollar	1.0155	1.0074	0.8%
Euro	1.3326	1.3077	1.9%
Indian rupee	0.0180	0.0192	(6.3%)
British pound	1.5846	1.5878	(0.2%)
Swedish krona	0.1551	0.1482	4.7%
Australian dollar	1.0105	1.0368	(2.5%)

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 14

3.3.	REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

Service Type A. Management of IT and business functions (outsourcing) 56% 1. IT services 44% 2. Business process services 12% B. Systems integration and consulting 44%
Client Geography A. U.S. 26% B. Canada 17% C. France 12% D. U.K. 12% E. Sweden 9% F. Finland 6% G. Rest of the world 18%
Vertical Markets A. Government 32% B. Manufacturing, retail & distribution 26% C. Financial services 18% D. Telecommunications & utilities 16% E. Health 8%

3.3.1. Client Concentration

IFRS guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control. The Company considers the federal, regional or local governments each to be a single customer. Our work for the U.S. federal government including its various agencies represented 13.8% of our revenue for fiscal 2013 as compared to 28.0% in fiscal 2012.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 15

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT

Our seven segments are based on our geographic delivery model: U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between fiscal 2013 and 2012. The fiscal 2012 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s foreign exchange rates. Since our presence in the segments NSESA, France, U.K., CEE, and Asia Pacific was not significant until the Logica acquisition which was completed on August 20, 2012, management believes that calculating the foreign exchange impact by applying the exchange rate differential to the CGI fiscal 2012 revenue amounts is more representative for these segments.

For the years ended September 30,	2013	2012	Change
In thousands of CAD except for percentages
Total CGI revenue	10,084,624	4,772,454	111.3%
Variation prior to foreign currency impact	110.1%
Foreign currency impact	1.2%
Variation over previous period	111.3%
U.S.
Revenue prior to foreign currency impact	2,489,115	2,120,382	17.4%
Foreign currency impact	23,415
U.S. revenue	2,512,530	2,120,382	18.5%
NSESA
Revenue prior to foreign currency impact	1,992,779	216,366	821.0%
Foreign currency impact	17,914
NSESA revenue	2,010,693	216,366	829.3%
Canada
Revenue prior to foreign currency impact	1,685,021	1,737,529	(3.0%)
Foreign currency impact	702
Canada revenue	1,685,723	1,737,529	(3.0%)
France
Revenue prior to foreign currency impact	1,260,810	157,328	701.4%
Foreign currency impact	12,794
France revenue	1,273,604	157,328	709.5%
U.K.
Revenue prior to foreign currency impact	1,154,178	171,548	572.8%
Foreign currency impact	4,342
U.K. revenue	1,158,520	171,548	575.3%
CEE
Revenue prior to foreign currency impact	992,206	191,596	417.9%
Foreign currency impact	11,744
CEE revenue	1,003,950	191,596	424.0%

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 16

For the years ended September 30,	2013	2012	Change
Asia Pacific
Revenue prior to foreign currency impact	451,736	177,705	154.2%
Foreign currency impact	(12,132)
Asia Pacific revenue	439,604	177,705	147.4%

We ended fiscal 2013 with revenue of $10,084.6 million, an increase of $5,312.2 million or 111.3% over fiscal 2012. On a constant currency basis, revenue increased by 110.1%, while foreign currency rate fluctuations favourably impacted our revenue by $58.8 million or 1.2%. Year-over-year, our MRD vertical market grew the most at 292%, followed by our telecommunications & utilities vertical at 134% and healthcare at 84%.

The significant revenue growth year-over-year, was due to the impact of the Logica acquisition, and to a lesser extent from the continued growth in our U.S. operations, which posted a constant currency growth of 17.4%. Combined with our former Europe segment, the Logica segment is now separated into NSESA, France, U.K., CEE, and Asia Pacific. Revenue from these five segments represented $5,886.4 million or 58.4% of total CGI revenue for the year.

3.4.1. U.S.

Revenue in our U.S. segment was $2,512.5 million in fiscal 2013, an increase of $392.1 million or 18.5% compared to fiscal 2012. On a constant currency basis, growth was 17.4% year-over-year. The increase in revenue reflects the high levels of bookings from 2012 and 2013 now coming on stream and the ramp up of existing engagements, primarily in the government and health vertical markets, and to a lesser extent the addition of Logica’s U.S. business. For the current year, U.S.’s top two vertical markets were government and health, which together accounted for approximately 80% of its revenue.

3.4.2. NSESA

Revenue from our NSESA segment was $2,010.7 million in fiscal 2013, an increase of $1,794.3 million compared to fiscal 2012. The increase in revenue was due to the acquisition of Logica, where their business market was concentrated in Sweden, Finland, Denmark, Norway, Portugal, Spain and Brazil, while CGI had operations in Spain and Portugal. For fiscal 2013, revenue coming from Sweden and Finland accounted for 72% of this segment. For the current year, NSESA’s top two vertical markets were MRD and government, which together accounted for approximately 61% of its revenue.

3.4.3. Canada

Revenue in our Canada segment for fiscal 2013 was $1,685.7 million, a decrease of $51.8 million or 3.0% compared to fiscal 2012. The revenue change was due to lower SI&C work volumes due to the completion of projects, and a cautionary spending pattern deferring the start-up of new projects and to a lesser extent from the expiration of a document management services contract in the financial services vertical. For the current year, Canada’s top two vertical markets were financial services and MRD, which together accounted for approximately 58% of its revenue.

3.4.4. France

Revenue from our France segment was $1,273.6 million in fiscal 2013, an increase of $1,116.3 million compared to fiscal 2012. The increase in revenue was due to the acquisition of Logica. For the current year, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 67% of its revenue.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 17

3.4.5. U.K.

Revenue from our U.K. segment was $1,158.5 million in fiscal 2013, an increase of $987.0 million compared to 2012. The increase in revenue was due to the acquisition of Logica. For the current year, U.K.’s top two vertical markets were government and MRD, which together accounted for approximately 71% of its revenue.

3.4.6. CEE

Revenue from our CEE segment was $1,004.0 million in fiscal 2013, an increase of $812.4 million compared to fiscal 2012. The increase in revenue was due to the acquisition of Logica, where their business market was concentrated in the Netherlands, Germany, Belgium, Czech Republic and Poland, while CGI had operations in Germany and Poland. For fiscal 2013, revenue coming from the Netherlands and Germany accounted for 86% of this segment. For the current year, CEE’s top two vertical markets were MRD and government, which together accounted for approximately 58% of its revenue.

3.4.7. Asia Pacific

Revenue from our Asia Pacific segment was $439.6 million in fiscal 2013, an increase of $261.9 million compared to fiscal 2012. The increase in revenue was due to the acquisition of Logica, which expanded our customer base in Australia, increased our delivery capacity in India, added delivery capacity in the Philippines, as well as added business from Malaysia and the Middle East. For the current year, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 74% of its revenue.

3.5. OPERATING EXPENSES

	2013	% of Revenue	2012	% of Revenue	Change
For the years ended September 30,					$	%
In thousands of CAD except for percentages
Costs of services, selling and administrative	9,012,310	89.4%	4,226,859	88.6%	4,785,451	113.2%
Foreign exchange gain	(3,316)	(0.0%)	(1,134)	(0.0%)	2,182	192.4%

3.5.1. Costs of Services, Selling and Administrative

Costs of services, selling and administrative expenses amounted to $9,012.3 million in fiscal 2013, an increase of $4,785.5 million from $4,226.9 million in fiscal 2012. The translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $56.1 million, substantially offsetting the favourable translation impact of $58.8 million on revenue. The increase in cost of services, selling and administrative expenses was mainly due to the incremental costs of operating the recently acquired business of Logica. As a percentage of revenue, costs of services, selling and administrative also increased from 88.6% in fiscal 2012 to 89.4% in fiscal 2013. The increase was primarily due to the blending of Logica’s operations, which have a higher cost base, with CGI’s operations. As a percentage of revenue, costs of services, selling and administrative expenses have sequentially decreased from 88.6% in Q3 2013 to 87.4% in Q4 2013. This improvement is mainly the result of business synergies achieved from the ongoing integration of Logica.

The majority of our costs are denominated in currencies other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency. In particular cases where the costs related to specific contracts are denominated in a different currency than the functional currency of its subsidiaries, the Company enters into foreign exchange forward contracts to hedge cash flows.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 18

3.5.2. Foreign Exchange Gain

This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives.

3.6. ADJUSTED EBIT BY SEGMENT

For the years ended September 30,	2013	2012	Change
In thousands of CAD except for percentages
U.S.	283,690	233,764	21.4%
As a percentage of U.S. revenue	11.3%	11.0%
NSESA	139,418	(9,370)	1,587.9%
As a percentage of NSESA revenue	6.9%	(4.3%)
Canada	320,306	302,552	5.9%
As a percentage of Canada revenue	19.0%	17.4%
France	109,760	(9,168)	1,297.2%
As a percentage of France revenue	8.6%	(5.8%)
U.K.	102,820	(2,297)	4,576,3%
As a percentage of U.K. revenue	8.9%	(1.3%)
CEE	67,341	(834)	8,174.5%
As a percentage of CEE revenue	6.7%	(0.4%)
Asia Pacific	52,295	32,082	63.0%
As a percentage of Asia Pacific revenue	11.9%	18.1%
Adjusted EBIT	1,075,630	546,729	96.7%
Adjusted EBIT margin	10.7%	11.5%

Adjusted EBIT for the year was $1,075.6 million, an increase of $528.9 million or 96.7% from the previous year, while the margin decreased from 11.5% to 10.7% over the same period. The significant growth in adjusted EBIT was due to the acquisition of Logica. Combined with our former Europe segment, the Logica segment is now separated into NSESA, France, U.K., CEE, and Asia Pacific. Adjusted EBIT for the year from these five segments was $471.6 million or an adjusted EBIT margin of 8.0%, up from $10.4 million or 1.1% from fiscal 2012. We are continuing to execute our integration plan to implement CGI’s business model to increase the margins in these segments in the future periods.

Our Canada and U.S. segments contributed $604.0 million in fiscal 2013 compared to $536.3 million in fiscal 2012, or a margin of 14.4% which improved compared to the 13.9% margin last year.

3.6.1. U.S.

Adjusted EBIT in the U.S. segment was $283.7 million for fiscal 2013, an increase of 21.4% or $49.9 million year-over-year, while the margin increased from 11.0% to 11.3%. The increase in adjusted EBIT and margin came primarily from the strong revenue growth in this segment, from the continuous diligent management of overheads and from additional licence sales.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 19

3.6.2. NSESA

Adjusted EBIT in the NSESA segment was $139.4 million for fiscal 2013, an increase of $148.8 million year-over-year, while the margin increased from (4.3%) to 6.9%. This increase in adjusted EBIT was due to the acquisition of Logica and from the benefits of implementing the CGI management foundation. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

3.6.3. Canada

Adjusted EBIT in the Canada segment was $320.3 million for fiscal 2013, an increase of $17.8 million year-over-year, while the margin increased from 17.4% to 19.0%. The improvement in margin reflects the focus on the management of resource utilization as well as cost reductions from additional real estate optimization.

3.6.4. France

Adjusted EBIT in the France segment was $109.8 million for fiscal 2013, an increase of $118.9 million year-over-year, while the margin increased from (5.8%) to 8.6%. This increase in adjusted EBIT was due to the acquisition of Logica and from the benefits of implementing the CGI management foundation. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

3.6.5. U.K.

The U.K. segment adjusted EBIT was $102.8 million for fiscal 2013, an increase of $105.1 million year-over-year, while the margin increased from (1.3%) to 8.9%. This increase in adjusted EBIT was due to the acquisition of Logica and from the benefits of implementing the CGI management foundation. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

3.6.6. CEE

The CEE segment adjusted EBIT was $67.3 million for fiscal 2013, an increase of $68.2 million year-over-year, while the margin increased from (0.4%) to 6.7%. This increase in adjusted EBIT was due to the acquisition of Logica and from the benefits of implementing the CGI management foundation. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

3.6.7. Asia Pacific

The Asia Pacific segment adjusted EBIT was $52.3 million for fiscal 2013, an increase of $20.2 million year-over-year, while the margin decreased from 18.1% to 11.9%. This increase in adjusted EBIT was due to the acquisition of Logica and from the benefits of implementing the CGI management foundation while the decrease in margin was mainly due to the combination of the Indian Logica operations with the higher margin legacy CGI Indian delivery centers. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 20

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

For the years ended September 30,	2013	% of Revenue	2012	% of Revenue
In thousands of CAD except for percentages
Adjusted EBIT	1,075,630	10.7%	546,729	11.5%
Minus the following items:
Acquisition-related and integration costs	338,439	3.4%	254,973	5.3%
Finance costs	113,931	1.1%	42,099	0.9%
Finance income	(4,362)	(0.0%)	(5,318)	(0.1%)
Other income	—	—	(3,955)	(0.1%)
Share profit on joint venture	—	—	(3,996)	(0.1%)
Earnings before income taxes	627,622	6.2%	262,926	5.5%

3.7.1. Acquisition-Related and Integration Costs

For the year ended September 30, 2013 the Company incurred $338.4 million of integration costs. These costs pertain to the transformation of Logica’s operations to the CGI operating model.

The $255.0 million incurred in fiscal 2012 was comprised of $109.7 million of integration costs, $108.9 million of financing costs and $36.4 million of acquisition-related costs.

3.7.2. Finance Costs

The year-over-year increase in finance costs was mainly related to the incremental interest expense from the debt used to finance the Logica acquisition.

3.7.3. Finance Income

Finance income includes interest and other investment income related to cash balances, investments, and tax assessments.

3.7.4. Other Income

During fiscal 2012, the Company sold its 49% interest in Innovapost Inc. (“Innovapost”). A gain of $3.0 million was recognized in the first quarter of fiscal 2012.

3.7.5. Share of Profit on Joint Venture

During fiscal 2012, the Company sold its 49% interest in Innovapost. An amount of $4.0 million related to CGI’s share of profit on the joint venture with Innovapost was recorded in the first quarter of fiscal 2012.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 21

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the years ended September 30,	2013	2012	Change
In thousands of CAD except for percentages
Earnings before income taxes	627,622	262,926	138.7%
Income tax expense	171,802	131,397	30.8%
Effective tax rate	27.4%	50.0%
Net earnings	455,820	131,529	246.6%
Net earnings margin	4.5%	2.8%
Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	307,900,034	263,431,660	16.9%
Class A subordinate shares and Class B shares (diluted)	316,974,179	273,644,002	15.8%
Earnings per share (in dollars)
Basic EPS	1.48	0.50	196.0%
Diluted EPS	1.44	0.48	200.0%

3.8.1. Income Tax Expense

For fiscal 2013, income tax expense was $171.8 million, an increase of $40.4 million compared to $131.4 million in fiscal 2012, while our effective income tax rate decreased from 50.0% to 27.4%. The increase in the income tax expense was mainly due to higher earnings before income taxes and net unfavorable tax adjustments. The adjustments are comprised of a $18.4 million expense resulting from the revaluation of deferred tax assets following the enactment of a future rate reduction in the U.K., from taxes paid on the repatriation of funds from the legacy Logica Indian operations of $7.6 million partly offset by a favorable adjustment of $14.9 million in the U.S. resulting from the expiration of a statute of limitation period. The decrease in income tax rate was due to certain 2012 non-deductible transaction costs and integration expenses incurred on which the tax benefit was not recognized in fiscal 2012, partially offset by the above-mentioned adjustments.

The table on page 23 shows the year-over-year comparison of the tax rate with the net unfavorable tax adjustments and the impacts of acquisition-related and integration costs removed.

Based on the enacted rates at the end of fiscal 2013 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 24% to 26% in subsequent periods.

3.8.2. Weighted Average Number of Shares

CGI’s basic and diluted weighted average number of shares for fiscal 2013 increased compared to fiscal 2012 due to the issuance of 46.7 million Class A subordinate shares to Caisse de Dépôt et Placement du Québec (“CDPQ”) to finance the acquisition of Logica. During the year, 723,100 shares were repurchased, while 3,765,982 options were exercised.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 22

3.8.3. Net Earnings and Earnings per Share Excluding Certain Items

Below is a table showing the year-over-year comparison excluding the items related to the acquisition of Logica, as well as the 2013 tax adjustments:

For the years ended September 30,	2013	2012 [1]	Change
In thousands of CAD except for percentages
Earnings before income taxes	627,622	262,926	138.7%
Add back:
Acquisition-related and integration costs [2]	338,439	254,973	32.7%
Logica loss [3]	—	18,314	(100.0%)
Interest rate impact [4]	—	19,010	(100.0%)
Earnings before income taxes prior to adjustments	966,061	555,223	74.0%
Margin	9.6%	13.2%
Income tax expense	171,802	131,397	30.8%
Add back:
Income tax recovery on the Logica loss	—	1,098	(100.0%)
Tax deduction on acquisition-related and integration costs, and interest rate impact	77,707	21,396	263.2%
Remove:
Tax adjustments [5]	(11,113)	—	—
Income tax expense prior to adjustments	238,396	153,891	54.9%
Effective tax rate prior to adjustments	24.7%	27.7%
Net earnings prior to adjustments	727,665	401,332	81.3%
Net earnings margin	7.2%	9.5%
Weighted average number of shares [6]
Class A subordinate shares and Class B shares (basic)	307,900,034	258,199,439	19.2%
Class A subordinate shares and Class B shares (diluted)	316,974,179	268,411,780	18.1%
Earnings per share prior to adjustments (in dollars)
Basic EPS	2.36	1.55	52.3%
Diluted EPS	2.30	1.50	53.3%
[1]	The 2012 adjustments were maintained as reported last year as management considers that it gives a better view of CGI’s results prior to the Logica acquisition.
[2]	Costs related to the acquisition and integration of Logica.
[3]	Logica’s results for the six-week period ended September 30, 2012, excluding acquisition-related and integration costs.
[4]

The interest rate impact removes the incremental interest expense related to the debt drawn for the acquisition of Logica and the difference in the interest rate between our variable rate credit facility and the fixed interest rate on the long-term notes.

[5]

The unfavorable tax adjustments are comprised of an $18.4 million expense resulting from the revaluation of deferred tax assets following the enactment of a future tax rate reduction in the U.K., from taxes paid on the repatriation of funds from the legacy Logica Indian operations of $7.6 million, partially offset by a favorable adjustment of $14.9 million in the U.S. resulting from the expiration of statute of limitation period.

[6]

The weighted average number of shares for 2012 was re-calculated without the issuance of the 46.7 million Class A shares to the CDPQ as management considers that it gives a better view of CGI’s EPS prior to adjustments related to the Logica acquisition.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 23

4.	Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2013, cash and cash equivalents were $106.2 million. The following table provides a summary of the generation and utilization of cash for the year ended September 30, 2013 and 2012.

For the years ended September 30,	2013	2012	Change
In thousands of CAD
Cash provided by operating activities	671,257	613,262	57,995
Cash used in investing activities	(233,855)	(2,849,034)	2,615,179
Cash (used in) provided by financing activities	(445,971)	2,285,480	(2,731,451)
Effect of foreign exchange rate changes on cash and cash equivalents	1,665	2,722	(1,057)
Net (decrease) increase in cash and cash equivalents	(6,904)	52,430	(59,334)

4.1.1. Cash Provided by Operating Activities

Cash provided by operating activities was $671.3 million for fiscal 2013 compared to $613.3 million for fiscal 2012. The following table provides a summary of the generation and utilization of cash from operating activities.

For the years ended September 30,	2013	2012	Change
In thousands of CAD
Net earnings	455,820	131,529	324,291
Amortization and depreciation	435,944	231,398	204,546
Other adjustments [1]	61,049	67,027	(5,978)
Dividend received from joint venture	—	7,350	(7,350)
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	(52,830)	(30,461)	(22,369)
Accounts payable and accrued liabilities, accrued compensation, other long-term liabilities and provisions	(240,311)	237,712	(478,023)
Other [2]	11,585	(31,293)	42,878
Net change in non-cash working capital items	(281,556)	175,958	(457,514)
Cash provided by operating activities	671,257	613,262	57,995
[1]

Comprised of deferred incomes taxes, foreign exchange (gain) loss, share-based payment costs, gain on sale of investment in joint venture, share of profit on joint venture and loss on repayment of debt assumed in business acquisition.

[2]	Comprised of prepaid expenses and other assets and income taxes.

The increase in net earnings was due to the acquisition of Logica and from the benefits of implementing the CGI management foundation while the amortization and depreciation increase was primarily related to the incremental amortization expense of the acquired Logica operations.

The $52.8 million decrease from the previous year in the accounts receivable, work in progress and deferred revenue was mainly the results of an increase in the tax credits receivable along with a slight increase in our DSO to 49 days, as a result of the timing of milestone payments. We remain committed to our 45 day target for DSO.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 24

The $240.3 million decrease from fiscal 2012 in accounts payable and accrued liabilities, accrued compensation, other long-term liabilities and provisions was due to the utilization of approximately $80.0 million of the estimated losses on revenue-generating contracts which originated from the acquisition, a net decrease of $42 million in acquisition-related and integration accruals, and payments in connection with the settlement of inherited claims for $31.3 million. To a lesser extent, the decrease in accounts payable and accrued liabilities came from the transition and transformation of our business practices related to the acquired Logica operations in areas such as the reduction of subcontractors and the implementation of spend management practices.

The $30.5 million decrease from fiscal 2011 to fiscal 2012 in the accounts receivable, work in progress and deferred revenue was mainly attributable to the inclusion of six weeks of Logica’s operations into CGI’s operations.

The $237.7 million increase from fiscal 2011 to fiscal 2012 in accounts payable and accrued liabilities, accrued compensation, other long-term liabilities and provisions is primarily attributable to the $255.0 million of acquisition-related and integration accruals and provisions.

Cash provided by operating activities represented 6.7% of revenue in fiscal 2013 compared to 12.9% of revenue for fiscal 2012. The decrease was mainly due to the above-mentioned items. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. Excluding the approximate $306 million in payments of integration-related costs in respect of the CGI integration program and the approximate payments of $27 million of acquisition-related costs, the cash provided by operating activities for fiscal 2013 would have been over a $1.0 billion, representing 10.0% of revenue compared to approximately $654 million or 13.7% of revenue for fiscal 2012.

4.1.2. Cash Used in Investing Activities

In fiscal 2013, $233.9 million was used in investing activities while $2,849.0 million was used in fiscal 2012. The following table provides a summary of the generation and utilization of cash from investing activities.

For the years ended September 30,	2013	2012	Change
In thousands of CAD
Business acquisitions (including bank overdraft assumed)	(5,140)	(2,734,795)	2,729,655
Proceeds from sale of business and investment in joint venture	—	30,583	(30,583)
Purchase of property, plant and equipment	(141,965)	(64,555)	(77,410)
Additions to intangible assets	(71,447)	(43,658)	(27,789)
Additions to contract costs	(31,207)	(25,325)	(5,882)
Additions to other long-term assets	—	(2,208)	2,208
Net change in short-term investments, purchase of long-term investments and proceeds from sale of long-term investments	7,727	(6,179)	13,906
Other investing activities [1]	8,177	(2,897)	11,074
Cash used in investing activities	(233,855)	(2,849,034)	2,615,179
[1]	Comprised of payment received from long-term receivable and purchase of call options related to business acquisition.

For 2013, the year-over-year combined increase of $111.1 million for the purchase of property, plant and equipment, and the additions of intangible assets and contract costs was due to support the acquired Logica operations. We added and updated the functionality of our business solutions, and various internal software applications as well as licenses for our expanded operations.

In fiscal 2012, $2,734.8 million was used for the acquisition of Logica while the $30.6 million received from the sale of investment in joint venture was largely related to the disposal of our 49% interest in Innovapost settled in Q2 2012.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 25

4.1.3. Cash Used in Financing Activities

During the year, $446.0 million was used in financing activities while $2,285.5 million was provided in fiscal 2012. The following table provides a summary of the generation and utilization of cash from financing activities.

For the years ended September 30,	2013	2012	Change
In thousands of CAD
Net change in credit facilities	(467,027)	(158,618)	(308,409)
Net change in long-term debt	12,276	2,353,964	(2,341,688)
Repayment of debt assumed in business acquisition	—	(841,183)	841,183
Purchase of Class A subordinate shares held in trust	(7,663)	(14,252)	6,589
Sale of Class A subordinate shares held in trust	—	1,171	(1,171)
Repurchase of Class A subordinate shares	(22,869)	(102,845)	79,976
Issuance of Class A subordinate shares, net of transaction costs	39,312	1,047,243	(1,007,931)
Cash (used in) provided by financing activities	(445,971)	2,285,480	(2,731,451)

During the current year, $467.0 million was used for the reimbursement of the credit facilities drawn to finance the acquisition of Logica and the Company increased its outstanding long-term debt by $12.3 million. CGI repurchased 0.7 million Class A subordinate shares for $22.9 million on the open market under the previous and current NCIB while $7.7 million was used to purchase CGI shares under the Performance Share Unit (“PSU”) Plan which is part of the compensation package of various executive officers. Finally, we received $39.3 million in proceeds from the exercise of stock options.

In fiscal 2012, a term loan of $2,354.0 million was drawn while $1,000.0 million of CGI Class A subordinate shares were issued for the acquisition of Logica. The Company also made net repayments of $891.4 million related to the debt assumed for the Logica acquisition and reimbursed a net amount of $158.6 million on its credit facilities. CGI also repurchased 5.4 million of its Class A subordinate shares for $102.8 million on the open market under the previous and current NCIB. An amount of $14.3 million was also used to purchase CGI shares under the PSU Plan which is part of the compensation package of various executive officers. Finally, we received $47.2 million in proceeds from the exercise of stock options.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

The effect of foreign exchange rate changes on cash and cash equivalents was negligible for both the 2013 and 2012 fiscal year. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 26

4.2. CAPITAL RESOURCES

In thousands of CAD	Total commitment	Available at September 30, 2013	Outstanding at September 30, 2013
Cash and cash equivalents	—	106,199	—
Short-term investments	—	69	—
Long-term marketable investments	—	20,333	—
Unsecured committed revolving facilities [1]	1,500,000	1,210,630	289,370
Total	1,500,000	1,337,231	289,370
[1]	Consists of drawn portion of $254.8 million and Letters of Credit for $34.6 million outstanding on September 30, 2013.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2013, cash and cash equivalents, short-term and long-term marketable investments represented $126.6 million.

Cash equivalents typically include term deposits, all with maturities of 90 days or less. Short-term investments include fixed deposits with initial maturities ranging from 91 days to 1 year. Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated “A” or higher.

The amount of capital available was $1,337.2 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. At September 30, 2013, CGI was in compliance with these covenants.

Total debt decreased by $381.8 million to $2,866.6 million at September 30, 2013, compared to $3,248.4 million at September 30, 2012. The variation was mainly due to the net reimbursement of $467.0 million under the credit facilities, partially offset by an unrealized loss of $78.0 million on foreign exchange translation.

On October 31, 2013, the $1,500.0 million unsecured revolving credit facility was extended by one year to December 2017 and can be further extended annually. This agreement was accepted by all the lenders except one having a commitment of $50.0 million which will expire at the original maturity date. All other terms and conditions including interest rates and banking covenants remain unchanged.

The Company expects that cash generated from the combined operations will permit deleveraging over the next three years and that funds generated will be adequate to meet our business needs in the foreseeable future while maintaining adequate levels of liquidity.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 27

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2013, the Company decreased its commitments by $322.0 million mainly due to the reimbursement of the long-term debt taken on to acquire Logica.

Commitment type (In thousands of CAD)	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
Long-term debt	2,820,695	511,949	1,540,509	362,049	406,188
Estimated interests on long-term debt	300,947	88,299	123,136	41,466	48,046
Finance lease obligations	67,928	22,224	35,813	9,494	397
Estimated interests on capital lease obligations	3,272	1,646	1,435	187	4
Operating leases
Rental of office space	1,486,568	290,585	480,563	373,107	342,313
Computer equipment	80,660	43,946	32,155	4,376	183
Automobiles	85,221	42,008	32,626	5,163	5,424
Long-term service agreements and other	63,856	30,867	29,493	3,496	—
Total contractual obligations	4,909,147	1,031,524	2,275,730	799,338	802,555

Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to benefit plans are estimated at $21.0 million for fiscal 2014 as described in note 16 to the financial statements.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. We do not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in the consolidated statement of comprehensive income. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the audited consolidated statement of comprehensive income.

We have the following outstanding hedging instruments:

Hedges on net investments in foreign operations

•	US$552.0 million debt designated as the hedging instrument of the Company’s net investment in U.S. operations;

•	€85.0 million debt designated as a hedging instrument of the Company’s net investment in European operations;

•	$1,153.7 million cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations.

Cash flow hedges on future revenue

•	US$56.8 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar;

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 28

•	US$94.4 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee;

•	$142.5 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee;

•	€31.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish Krona;

•	€17.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan Dirham.

Cash flow hedges on unsecured committed term loan credit facility

•	$1,234.4 million interest rate swaps floating-to-fixed.

Fair value hedges on Senior U.S. unsecured notes

•	US$250.0 million interest rate swaps fixed-to-floating.

Derivatives not designated as hedges

The Company does not have any derivatives not designated as hedges as at September 30th, 2013.

The effective portion of the change in the fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in net earnings. During the year ended September 30, 2013, the Company’s hedging relationships were effective.

We expect that approximately $5.7 million of the accumulated net unrealized losses on all derivative financial instruments designated as cash flow hedges at September 30, 2013 will be reclassified in the consolidated statements of earnings in the next 12 months.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 29

4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30,	2013	2012
Reconciliation between net debt and long-term debt including the current portion:
Net debt	2,739,949	3,105,313
Add back:
Cash and cash equivalents	106,199	113,103
Short-term investments	69	14,459
Long-term investments	20,333	15,533
Long-term debt including the current portion	2,866,550	3,248,408
Net debt to capitalization ratio	39.6%	46.5%
Return on equity	12.3%	5.0%
Return on invested capital	11.8%	11.4%
Days sales outstanding (in days)	49	74

We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. On August 20, 2012, we acquired Logica using a combination of debt and stock, causing our net debt to capitalization ratio to increase significantly. The net debt to capitalization ratio decreased compared to fiscal 2012 due to the net repayments made on the outstanding long-term debt.

Return on equity is a measure of the return we are generating for our shareholders. ROE increased from 5.0% in fiscal 2012 to 12.3% at the end of fiscal 2013. The increase was mainly due to the higher net earnings over the last four quarters as the benefits of the integration of Logica with CGI were being realized.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was 11.8% as at September 30, 2013, compared to 11.4% a year ago. The improvement in the ROIC was mainly the result of our higher after-tax adjusted EBIT for the last twelve months compared to last year as the benefits of the integration of Logica with CGI were being realized.

DSO decreased from 74 days as at September 30, 2012 to 49 days at the end of fiscal 2013. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. The DSO decrease was mainly due to the fact that at the end of fiscal 2012 the full value of Logica’s trade receivables, work in progress, and deferred revenue were included in the calculation while only six weeks of revenue from the acquisition were included which resulted in an increased DSO. Improvements in the billing and collections activities of the newly acquired business units also contributed to the decrease in the DSO. We remain committed to manage our DSO within our 45-day target.

4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES

CGI engages in the practice of off-balance sheet financing in the normal course of operations for a variety of transactions such as operating leases for office space, computer equipment and vehicles. In accordance with IFRS, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure totalling $9.7 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 30

amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2013, we had committed for a total of $53.9 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term. The Company also has letters of credit for a total of $83.8 million in addition to the letters of credit covered by the unsecured committed revolving facility as described in section 4.2 of the present document. These guarantees are required in some of the Company’s contracts with customers.

4.7. CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2014.

Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey and issues are addressed immediately. Among the countries in which we currently offer the program, approximately 74% of our members were also owners of CGI through our Share Purchase Plan. We continue to deploy this Plan across our newly acquired business units. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, helps in providing for a consistent high standard of quality service to our clients. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 31

5.	Fourth Quarter Results

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by IFRS.

Average foreign exchange rates

For the three months ended September 30,	2013	2012	Change
U.S. dollar	1.0385	0.9948	4.4%
Euro	1.3762	1.2452	10.5%
Indian rupee	0.0167	0.0181	(7.7%)
British pound	1.6117	1.5727	2.5%
Swedish krona	0.1586	0.1476	7.5%
Australian dollar	0.9517	1.0337	(7.9%)

5.1. REVENUE VARIATION AND REVENUE BY SEGMENT

Our seven segments are based on our geographic delivery model: U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2013 and Q4 2012 periods. The Q4 2012 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s foreign exchange rates. Since our presence in the segments NSESA, France, U.K., CEE, and Asia Pacific was not significant until the Logica acquisition which was completed on August 20, 2012, management believes that calculating the foreign exchange impact by applying the exchange rate differential to the CGI Q4 2012 revenue amounts is more representative for these segments.

For the three months ended September 30,	2013	2012	Change
In thousands of CAD except for percentages
Total CGI revenue	2,458,207	1,609,661	52.7%
Variation prior to foreign currency impact	48.2%
Foreign currency impact	4.5%
Variation over previous period	52.7%
U.S.
Revenue prior to foreign currency impact	649,901	559,891	16.1%
Foreign currency impact	29,354
U.S. revenue	679,255	559,891	21.3%

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 32

For the three months ended September 30,	2013	2012	Change
NSESA
Revenue prior to foreign currency impact	418,755	186,991	123.9%
Foreign currency impact	18,150
NSESA revenue	436,905	186,991	133.7%
Canada
Revenue prior to foreign currency impact	406,957	404,710	0.6%
Foreign currency impact	794
Canada revenue	407,751	404,710	0.8%
France
Revenue prior to foreign currency impact	272,431	133,776	103.6%
Foreign currency impact	12,983
France revenue	285,414	133,776	113.4%
U.K.
Revenue prior to foreign currency impact	299,489	125,239	139.1%
Foreign currency impact	4,845
U.K. revenue	304,334	125,239	143.0%
CEE
Revenue prior to foreign currency impact	233,417	126,652	84.3%
Foreign currency impact	12,266
CEE revenue	245,683	126,652	94.0%
Asia Pacific
Revenue prior to foreign currency impact	105,068	72,402	45.1%
Foreign currency impact	(6,203)
Asia Pacific revenue	98,865	72,402	36.6%

We ended the fourth quarter of fiscal 2013 with revenue of $2,458.2 million, an increase of $848.5 million or 52.7% over the same period of fiscal 2012. On a constant currency basis, revenue increased by 48.2%, while foreign currency rate fluctuations favourably impacted our revenue by $72.2 million or 4.5%. Year-over-year, our MRD vertical market grew the most followed by our healthcare and telecommunication and utilities vertical markets.

The significant revenue growth was due to the impact of the Logica acquisition, and to a lesser extent from the continued growth in our U.S. operations, which posted a constant currency growth of 16.1%. Compared to Q3 2013, revenue from the current quarter has decreased by $109.1 million mainly due to an approximate $146 million impact attributable to the vacation period. Combined with our former Europe segment, the Logica segment is now separated into NSESA, France, U.K., CEE, and Asia Pacific. Revenue from these five segments represented $1,371.2 million or 55.8% of total CGI revenue for Q4 2013.

5.1.1. U.S.

Revenue in our U.S. segment was $679.3 million in Q4 2013, an increase of $119.4 million or 21.3%. On a constant currency basis, growth was 16.1% year-over-year. The increase in revenue reflects the high levels of bookings in the previous quarters now coming on stream and the ramp up of existing engagements, primarily in the government and health vertical markets, and to a lesser extent the addition of Logica’s U.S. business. For the current quarter, U.S.’s top two vertical markets were government and health, which together accounted for approximately 80% of its revenue.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 33

5.1.2. NSESA

Revenue from our NSESA segment was $436.9 million in the fourth quarter of fiscal 2013, an increase of $249.9 million from the same period in the prior year. The increase in revenue was due to the acquisition of Logica, where their business market was concentrated in Sweden, Finland, Denmark, Norway, Portugal, Spain and Brazil, while CGI had operations in Spain and Portugal. For the current quarter, revenue coming from Sweden and Finland accounted for 73% of this segment. For the current quarter, NSESA’s top two vertical markets were MRD and telecommunications & utilities, which together accounted for approximately 62% of its revenue in both periods.

5.1.3. Canada

Revenue in our Canada segment for Q4 2013 was $407.8 million, an increase of $3.0 million or 0.8% compared to Q4 2012. The quarterly revenue from our verticals in this segment was not materially different between the years. For the current quarter, Canada’s top two vertical markets were financial services and MRD, which together accounted for approximately 59% of its revenue.

5.1.4. France

Revenue from our France segment was $285.4 million in the fourth quarter of fiscal 2013, an increase of $151.6 million from the same period in the prior year. The increase in revenue was due to the acquisition of Logica. For the current quarter, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 68% of its revenue.

5.1.5. U.K.

Revenue from our U.K. segment was $304.3 million in the fourth quarter of fiscal 2013, an increase of $179.1 million from the same period in the prior year. The increase in revenue was due to the acquisition of Logica. For the current quarter, U.K.’s top two vertical markets were government and MRD, which together accounted for approximately 70% of its revenue.

5.1.6. CEE

Revenue from our CEE segment was $245.7 million in the fourth quarter of fiscal 2013, an increase of $119.0 million from the same period in the prior year. The increase in revenue was due to the acquisition of Logica, where their business market was concentrated in the Netherlands, Germany, Belgium, Czech Republic and Poland, while CGI had operations in Germany and Poland. For Q4 2013, revenue coming from the Netherlands and Germany accounted for 86% of this segment. For the current quarter, CEE’s top two vertical markets were MRD and government, which together accounted for approximately 58% of its revenue.

5.1.7. Asia Pacific

Revenue from our Asia Pacific segment was $98.9 million in the fourth quarter of fiscal 2013, an increase of $26.5 million from the same period in the prior year. The increase in revenue was due to the acquisition of Logica, which expanded our customer base in Australia, increased our delivery capacity in India, added delivery capacity in the Philippines, as well as added business from Malaysia and the Middle East. For the current quarter, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 76% of its revenue.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 34

5.2. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,	2013	2012	Change
In thousands of CAD except for percentages
U.S.	82,965	68,486	21.1%
As a percentage of U.S. revenue	12.2%	12.2%
NSESA	43,526	(11,126)	491.2%
As a percentage of NSESA revenue	10.0%	(6.0%)
Canada	80,419	64,174	25.3%
As a percentage of Canada revenue	19.7%	15.9%
France	34,974	(10,007)	449.5%
As a percentage of France revenue	12.3%	(7.5%)
U.K.	35,826	(5,407)	762.6%
As a percentage of U.K. revenue	11.8%	(4.3%)
CEE	21,697	(3,457)	727.6%
As a percentage of CEE revenue	8.8%	(2.7%)
Asia Pacific	13,985	11,477	21.9%
As a percentage of Asia Pacific revenue	14.1%	15.9%
Adjusted EBIT	313,392	114,140	174.6%
Adjusted EBIT margin	12.7%	7.1%

Adjusted EBIT for the quarter was $313.4 million, an increase of $199.3 million or 174.6% from the previous year, while the margin increased from 7.1% to 12.7% over the same period. The significant growth in adjusted EBIT was due to the acquisition of Logica. Combined with our former Europe segment, the Logica segment is now separated into NSESA, France, U.K., CEE, and Asia Pacific. Adjusted EBIT for the quarter from these five segments was $150.0 million or an adjusted EBIT margin of 10.9%, up from $130.4 million or 8.7% from Q3. We are continuing to execute our integration plan to implement CGI’s business model to increase the margins in these segments in the future periods.

Our Canada and U.S. segments contributed $163.4 million in Q4 2013 compared to $132.7 million in Q4 2012, or 15.0% of revenue compared to 13.8%.

5.2.1. U.S.

Adjusted EBIT in the U.S. segment was $83.0 million for the current quarter, an increase of 21.1% or $14.5 million year-over-year, while the margin remained stable at 12.2%. The increase in adjusted EBIT came primarily from the strong revenue growth in this segment.

5.2.2. NSESA

Adjusted EBIT in the NSESA segment was $43.5 million for the current quarter, an increase of $54.7 million year-over-year, while the margin increased from (6.0%) to 10.0%. This increase in adjusted EBIT was due to the acquisition of Logica. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 35

5.2.3. Canada

Adjusted EBIT in the Canada segment was $80.4 million for the current quarter, an increase of $16.2 million year-over-year, while the margin increased from 15.9% to 19.7%. The improvement in margin reflects the focus on the management of resource utilization as well as cost reductions from additional real estate optimization.

5.2.4. France

Adjusted EBIT in the France segment was $35.0 million for the current quarter, an increase of $45.0 million year-over-year, while the margin increased from (7.5%) to 12.3%. This increase in adjusted EBIT was due to the acquisition of Logica. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

5.2.5. U.K.

For the current quarter, our U.K. segment adjusted EBIT was $35.8 million, an increase of $41.2 million year-over-year, while the margin increased from (4.3%) to 11.8%. This increase in adjusted EBIT was due to the acquisition of Logica. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

5.2.6. CEE

For the current quarter, our CEE segment adjusted EBIT was $21.7 million, an increase of $25.2 million year-over-year, while the margin increased from (2.7%) to 8.8%. This increase in adjusted EBIT was due to the acquisition of Logica. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

5.2.7. Asia Pacific

For the current quarter, our Asia Pacific segment adjusted EBIT was $14.0 million, an increase of $2.5 million year-over-year, while the margin decreased from 15.9% to 14.1% but up from 12.7% from last quarter. This increase in adjusted EBIT was due to the acquisition of Logica while the decrease in margin was mainly due to the combination of the Indian Logica operations with the higher margin legacy CGI Indian delivery centers. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 36

5.3. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30,	2013	2012	Change
In thousands of CAD except for percentages
Adjusted EBIT	313,392	114,140	174.6%
Minus the following items:
Acquisition-related and integration costs	50,184	248,320	(79.8%)
Finance costs	28,184	17,901	57.4%
Finance income	(576)	(3,710)	(84.5%)
Other expenses	—	1,691	(100.0%)
Earnings (Loss) before income taxes	235,600	(150,062)	257.0%
Income tax expense	94,578	17,906	428.2%
Effective tax rate	40.1%	(11.9%)
Net earnings (loss)	141,022	(167,968)	184.0%
Margin	5.7%	(10.4%)
Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	309,046,350	279,284,376	10.7%
Class A subordinate shares and Class B shares (diluted)	319,114,642	289,815,528	10.1%
Earnings per share (in dollars)
Basic EPS	0.46	(0.60)	176.7%
Diluted EPS	0.44	(0.58)	175.9%

For the current quarter, income tax expense was $94.6 million, an increase of $76.7 million compared to $17.9 million in Q4 2012, while our effective income tax rate increased from (11.9%) to 40.1%. The increase in the income tax expense and rate was mainly due to higher earnings before income taxes and certain unfavorable tax adjustments. The unfavorable adjustments are comprised of an $18.4 million expense resulting from the revaluation of deferred tax assets following the enactment of a future rate reduction in the U.K. and from taxes paid on the repatriation of funds from the legacy Logica Indian operations of $7.6 million.

The net earnings were $141.0 million for the quarter ended September 30th, 2013 compared to a net loss of $168.0 million for the comparable period ended September 30th, 2012. The Company is currently executing its integration plan and expects the net earnings margin to improve further as additional costs synergies are realized.

The increase in weighted average number of shares is due to the issuance of 46.7 million Class A shares to the CDPQ in August 2012 to finance the acquisition of Logica. During the quarter, the Company repurchased 365,200 of its Class A subordinate shares for $12.2 million at an average price of $33.34 under the current NCIB while 910,782 options were exercised.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 37

5.3.1. Net Earnings and Earnings per Share Excluding Certain Items

Below is a table showing the year-over-year comparison excluding the items related to the acquisition of Logica, as well as the provisions on excess real estate, the related leasehold improvements write-offs, the severance costs and the Q4 2013 tax adjustments:

For the three months ended September 30,	2013	2012 [1]	Change
In thousands of CAD except for percentages
Earnings (Loss) before income taxes	235,600	(150,062)	257.0%
Add back:
Acquisition-related and integration costs [2]	50,184	248,320	(79.8%)
Logica loss [3]	—	18,314	(100.0%)
Interest rate impact [4]	—	10,996	(100.0%)
Severances, excess real estate provisions and leasehold improvement write-offs [5]	—	13,421	(100.0%)
Earnings before income taxes prior to adjustments	285,784	140,989	102.7%
Margin	11.6%	13.5%
Income tax expense	94,578	17,906	428.2%
Add back:
Income tax recovery on the Logica loss	—	1,098	(100.0%)
Tax deduction on acquisition-related and integration costs, interest rate impact, severances, excess real estate provisions and leasehold improvement write-offs	3,619	22,023	(83.6%)
Remove:
Tax adjustments [6]	(26,013)	—	—
Income tax expense prior to adjustments	72,184	41,027	75.9%
Effective tax rate prior to adjustments	25.3%	29.1%
Net earnings prior to adjustments	213,600	99,962	113.7%
Net earnings margin	8.7%	9.6%
Weighted average number of shares [7]
Class A subordinate shares and Class B shares (basic)	309,046,350	258,469,235	19.6%
Class A subordinate shares and Class B shares (diluted)	319,114,642	269,000,386	18.6%
Earnings per share prior to adjustments (in dollars)
Basic EPS	0.69	0.39	76.9%
Diluted EPS	0.67	0.37	81.1%
[1]	The Q4 2012 adjustments were maintained as reported last year as management considers that it gives a better view of CGI’s results prior to the Logica acquisition.
[2]	Costs related to the acquisition and integration of Logica.
[3]	Logica’s results for the six-week period ended September 30, 2012, excluding acquisition-related and integration costs.
[4]

The interest rate impact removes the incremental interest expense related to the debt drawn for the acquisition of Logica and the difference in the interest rate between our variable rate credit facility and the fixed interest rate on the long-term notes.

[5]

In Q4 2012, $13.4 million of provisions on excess real estate, related leasehold improvements write-offs and severance costs were added back to earnings in order to calculate a more meaningful net earnings and margin number for the operations. These items are immaterial for Q4 2013.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 38

[6]

The unfavorable tax adjustments are comprised of an $18.4 million expense resulting from the revaluation of deferred tax assets following the enactment of a future tax rate reduction in the U.K. and from taxes paid on the repatriation of funds from the legacy Logica Indian operations of $7.6 million.

[7]

The weighted average number of shares for Q4 2012 was re-calculated without the issuance of the 46.7 million Class A shares to the CDPQ as management considers that it gives a better view of CGI’s EPS prior to adjustments related to the Logica acquisition.

6.	Eight Quarter Summary

As at and for the three months ended	Sept. 30, 2013	June 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sept. 30, 2012	June 30, 2012	Mar. 31, 2012	Dec. 31, 2011
In millions of CAD unless otherwise noted
Growth
Backlog	18,677	18,747	18,019	18,281	17,647	13,610	13,118	13,558
Bookings	2,501	2,754	2,210	2,845	1,523	1,478	787	1,392
Book-to-bill ratio	101.7%	107.3%	87.5%	112.3%	94.6%	138.8%	73.8%	134.9%
Revenue	2,458.2	2,567.3	2,526.2	2,532.9	1,609.7	1,064.9	1,065.8	1,032.1
Year-over-year growth [1]	52.7%	141.1%	137.0%	145.4%	60.1%	5.1%	(4.1%)	(5.6%)
Constant currency growth [1]	48.2%	140.3%	137.1%	147.5%	59.6%	3.0%	(4.8%)	(6.1%)
Profitability
Adjusted EBIT	313.4	291.2	261.6	209.5	114.1	136.3	156.4	139.9
Adjusted EBIT margin	12.7%	11.3%	10.4%	8.3%	7.1%	12.8%	14.7%	13.6%
Net earnings	141.0	178.2	114.2	22.4	(168.0)	87.2	105.7	106.5
Net earnings margin	5.7%	6.9%	4.5%	0.9%	(10.4%)	8.2%	9.9%	10.3%
Basic EPS (in dollars)	0.46	0.58	0.37	0.07	(0.60)	0.34	0.41	0.41
Diluted EPS (in dollars)	0.44	0.56	0.36	0.07	(0.58)	0.33	0.40	0.40
Liquidity
Cash provided by operating activities	166.4	133.2	147.2	224.5	109.3	251.0	104.2	148.7
As a % of revenue	6.8%	5.2%	5.8%	8.9%	6.8%	23.6%	9.8%	14.4%
Days sales outstanding	49	49	46	46	74	49	53	51
Capital structure
Net debt	2,739.9	2,873.0	2,914.3	2,964.9	3,105.3	633.4	795.3	879.5
Net debt to capitalization ratio	39.6%	41.1%	43.0%	44.7%	46.5%	19.4%	24.0%	26.6%
Return on equity	12.3%	4.3%	1.8%	1.7%	5.0%	15.4%	17.4%	18.4%
Return on invested capital	11.8%	12.3%	11.1%	10.9%	11.4%	11.8%	12.5%	12.8%
Balance sheet
Cash and cash equivalents, bank overdraft and short-term investments	106.3	165.3	167.7	161.6	127.6	77.4	70.2	63.9
Total assets	10,879.3	11,132.8	10,936.6	10,981.8	10,690.2	4,550.4	4,550.4	4,578.8
Long-term financial liabilities	3,186.2	3,476.0	3,913.0	4,024.4	4,097.4	855.0	969.8	1,066.3

[1]	Reflects the acquisition of Logica on August 20, 2012.

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 39

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, outsourcing contracts and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much less extent, on our net margin as we benefit from natural hedges.

7.	Changes in Accounting Standards

The following standards have been issued but are not yet effective:

•

IFRS 9, “Financial Instruments”, covers the classification and measurement of financial assets and financial liabilities. The Company is currently evaluating the impact of these standards on the Company’s consolidated financial statements.

•

IFRS 10, “Consolidated Financial Statements”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The adoption of this standard will not result in any change in the consolidation status of the Company’s subsidiaries.

•

IFRS 12, “Disclosure of Interests in Other Entities”, provides guidance on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The adoption of this standard will not result in any significant change in the disclosure in the Company’s consolidated financial statements.

•

IFRS 13, “Fair Value Measurement”, provides guidance on fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements. Based on the preliminary assessment, the adoption of this standard will not result in any significant change in the disclosure in the Company’s consolidated financial statements.

•

IAS 1, “Presentation of Financial Statements”, was amended to require grouping together items within the statement of comprehensive income that may be reclassified to the statement of income. The presentation of the Company consolidated financial statements will be impacted by this amendment as the Company will group items within its consolidated statements of comprehensive income by items that will and will not be reclassified subsequently to consolidated statements of earnings.

•

IAS 19, “Employee Benefits”, was amended to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements. Other than for the disclosure requirements, the adoption of this standard will not result in any significant impact on the consolidated financial statements of the Company.

The above standards are effective October 1, 2013. IFRS 9 is effective October 1, 2015, with earlier application permitted.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 40

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in Note 3 of the audited consolidated financial statements for the year ended September 30, 2013. The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates and judgements inherent in the financial reporting process, actual results could differ.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Business combinations	✓	✓	✓	✓
Income taxes	✓			✓
Contingencies and provisions	✓		✓
Revenue recognition [1]	✓	✓	✓
Share-based payments	✓		✓
Investment tax credits and other government programs	✓		✓
Impairment of property, plant and equipment (“PP&E”), intangible assets and goodwill	✓		✓
Employee benefits	✓		✓
[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Business combinations

The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as client relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation, provision for estimated losses on revenue-generating contracts, onerous contracts and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings. For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 41

Income taxes

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statements purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred income tax assets and liabilities are recognized directly in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.

In the course of the Company’s operations, uncertainties exist with respect to interpretation of complex tax regulations and the amount and timing of future taxable income. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

Contingencies and provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The Company also records restructuring provisions related to business acquisitions.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as finance cost.

The Company accrues provision for onerous leases which consists of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease using the risk-free interest rates. Estimates include potential revenues from the subleasing of vacated premises.

The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

Decommissioning liabilities pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows using the risk-free interest rates.

Restructuring provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline. The restructuring provisions are comprised of reduction in headcount.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 42

Revenue recognition

The Company generates revenue principally through the provision of IT services and BPS.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following criteria are met: there is clear evidence that an arrangement exists, the amount of revenue and related costs can be measured reliably, it is probable that future economic benefits will flow to the Company, the stage of completion can be measured reliably where services are delivered and the significant risks and rewards of ownership, including effective control, are transferred to clients where products are sold. Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.

Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate amounts sufficient to fund the value on which revenue recognition is based.

Revenue from sales of third party vendor products, such as software licenses and hardware, or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company is the primary obligor to the client, if it adds meaningful value to the vendor’s product or service or if it assumes delivery and credit risks.

Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. They are presented in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.

Share-based payments

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees and others as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (“TSX”) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on a periodic basis. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option, expected stock price volatility and expected forfeitures. The fair values, adjusted for expectations related to performance conditions, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.

When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 43

Investment tax credits and other government programs

The Company follows the income approach to account for tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities.

Impairment of PP&E, intangible assets and goodwill

The carrying values of PP&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of PP&E and intangible assets not available for use and goodwill are tested for impairment annually as at September 30.

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use (“VIU”) to the Company. The Company generally uses the VIU. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

For goodwill impairment testing purposes, the CGU that represents the lowest level within the Company at which management monitors goodwill is the operating segment level. Goodwill acquired through business combinations is allocated to the CGU that is expected to benefit from synergies of the related business combination.

The VIU calculation for the recoverable amount of the CGUs to which goodwill has been allocated includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic climate and its resulting impact on expected growth and discount rates. In determining the discount rate applied to a CGU, management uses the Company’s weighted average cost of capital as a starting point and applies adjustments to take into account specific tax rates, geographical risk and any additional risks specific to the CGU. The cash flow projections reflect management’s expectations of the operating performance of the CGU and growth prospects in the CGU’s market.

For impaired assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings. Impairment losses relating to goodwill cannot be reversed in future periods.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 44

Employee benefits

The Company operates retirement benefit plans of both a defined contribution and defined benefit nature.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefits plans, the defined benefit obligations are calculated annually by independent actuaries using the projected unit credit method. The retirement benefit obligations in the consolidated balance sheets represent the present value of the defined benefit obligation as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefit plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

•	Can only be used to fund employee benefits;

•	Are not available to the Company’s creditors; and

•	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as a non-current financial asset in the consolidated balance sheets.

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, expected rates of return on assets, future salary and pension increases, inflation rates and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other assumptions are based in part on current market conditions.

The current service cost is recognized in the consolidated statements of earnings as an employee benefit expense. The interest cost resulting from the increase in the present value of the defined benefit obligations over time and the expected return on plan assets, is recognized as net finance cost or income. A curtailment arises when a defined benefit pension plan is amended or restructured and results in a significant reduction in plan benefits. Actuarial gains and losses arising from experience adjustments or changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise. Additional information is disclosed in note 16 to the audited consolidated financial statements.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 45

9.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) reviewing of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) reviewing and assessing of the effectiveness of our accounting policies and practices concerning financial reporting; d) reviewing and monitoring our internal control procedures, programs and policies and assessing of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommending to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) reviewing of the audit procedures; h) reviewing of related party transactions; and i) carrying out such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2013. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

10.	Risk Environment

10.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

10.1.1. Risks Related to the Market

Economic risk

The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 46

implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

10.1.2. Risks Related to our Industry

The competition for contracts

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

The availability and retention of qualified IT professionals

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may lose key members and be required to recruit and train these new resources. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Infringing on the intellectual property rights of others

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 47

infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts

Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.

Protecting our intellectual property rights

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

10.1.3. Risks Related to our Business

Risks associated with our growth strategy

CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.

Our ability to grow through organic growth and new large outsourcing transactions is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.

Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.

The variability of financial results

Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and products; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. These, and other factors, make it difficult to predict financial results for any given period.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 48

Business mix variations

The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world. The scope of our operations subjects us to various issues that can negatively impact our operations: the fluctuations of currency (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Organizational challenges associated with our size

With the acquisition of Logica, our organization has more than doubled in size with expanded operations in both Europe and Asia. Our culture, standards, core values, internal controls and our policies need to be instilled across the newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Taxes

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.

Credit risk with respect to accounts receivable

In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 49

provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor Company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse effect on our expected profit margins.

Risks related to teaming agreements and subcontracts

We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 50

act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.

Our partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Guarantees risk

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates

In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, particularly those in Europe, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Client concentration risk

We derive a significant portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Government business risk

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 51

particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Regulatory risk

Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anticorruption, trade restrictions, immigration, taxation, securities regulation, anti-competition, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.

Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among others matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 52

Information and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

Risks associated with the integration of new operations

The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Internal controls risks

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 53

rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse effect on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

Foreign exchange risk

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our hedging strategy. As we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions will fail to perform their obligations under our hedging instruments. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

With our expanded presence in Europe, if uncertainty regarding the ability of certain European countries to continue servicing their sovereign debt or if austerity measures persist, the euro may weaken against the Canadian dollar. Similarly, if other currencies of countries where we operate weaken against the Canadian dollar, our consolidated financial results could be materially adversely impaired.

10.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Please refer to Note 29 to the audited consolidated financial statements for more detailed information for legal proceedings.

Transfer Agent

Computershare Investor Services Inc.

(800) 564-6253

Investor Relations

Lorne Gorber

Senior Vice-President, Global Communications & Investor Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

1350 René-Lévesque Boulevard West

15th Floor

Montreal, Quebec

H3G 1T4

Canada

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 54